SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: December 12, 2024

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from November 1, 2024 to November 30, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 12, 2024

[This is a translation of the Share Buyback Report for the period from November 1, 2024 to November 30, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on December 12, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of November 30, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) November 1 November 5 November 6 November 7 November 21 November 22 November 25	601,400 514,000 623,500 597,300 566,800 500,600 1,127,300	1,613,965,933 1,405,848,133 1,724,715,349 1,661,154,494 1,680,865,748 1,477,999,423 3,364,349,291
Total	—	4,530,900	12,928,898,371
Total number of shares repurchased as of the end of the reporting month	93,287,300		249,999,954,148
Progress of the repurchase (%)	62.19		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.

Note 4:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2024 was concluded by the repurchase on November 25, 2024.

2.	Status of Disposition

(as of November 30, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) November 5 November 7 November 11 November 13 November 18 November 19 November 20 November 21 November 22 November 25 November 26 November 27 November 28	2,500 51,500 6,500 1,129,000 633,500 28,000 55,000 225,500 124,500 51,500 44,000 137,000 4,500	5,746,550 118,378,930 14,941,030 2,595,141,980 1,456,175,770 64,361,360 126,424,100 518,338,810 286,178,190 118,378,930 101,139,280 314,910,940 10,343,790
Total	—	2,493,000	5,730,459,660
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	2,493,000		5,730,459,660

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of November 30, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,243,097,945
Number of treasury stock	225,745,210

3